Exhibit 22.1

SUBSIDIARIES

Wholly owned subsidiaries of the Company:

Name of Subsidiary	Jurisdiction
Nux Holdings of Kentucky, Inc.	Kentucky
Xun Oil of Kentucky	Kentucky
Xun Oil Corporation	Florida